Exhibit 99.1

Lithium Americas Reports Two Contractor Fatalities at Caucharí-Olaroz

October 24, 2022 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is deeply saddened to report two fatalities at its Caucharí-Olaroz lithium project (“Caucharí-Olaroz”) in Jujuy, Argentina on Sunday, October 23, 2022. The two separate incidents occurred at the camp and are not believed to be the result of workplace accidents. An investigation into the cause is underway and the authorities have been notified.

“It is with deep sadness that we report the tragic loss of two contractors and colleagues at Caucharí-Olaroz. Our thoughts are with their families and friends and our team in Argentina at this difficult time,” said Jonathan Evans, President and CEO of Lithium Americas. “The health and safety of our employees and contractors remains our highest priority.”

Lithium Americas is working alongside our team at Caucharí-Olaroz to ensure proper support, including access to grief counselling services.

About Lithium Americas

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes project represents regional growth. In the United States, the Thacker Pass project has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: +1-778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com